April 3, 2019

Mr. John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Brigham Minerals, Inc.
Registration Statement on Form S-1
Response dated March 27, 2019
File No. 333-230373

Ladies and Gentlemen:

Set forth below are the responses of Brigham Minerals, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 1, 2019, with respect to the Company’s Registration Statement on Form S-1, File No. 333-230373 (the “Registration Statement”).

We are enclosing with this correspondence a proposed marked copy of those pages of the Registration Statement that will be affected by, among other things, our responses to the comments received from the Staff (the “Supplemental Response”). We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. For convenience, we will hand deliver three full copies of the Supplemental Response to the Staff.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

Pro Forma Financial Statements, page F-2

2. Pro Forma Adjustments and Assumptions, page F-8

(a)

1.

We note your disclosure indicating that Brigham LLC will repay outstanding borrowings under the credit facility of $175 million as of December 31, 2018. Please reconcile this detail with the pro forma adjustment showing a repayment of $168.5 million of long-term debt and $2.2 million of current portion of debt.

Securities and Exchange Commission

April 3, 2019

RESPONSE: We acknowledge the Staff’s comment and have revised the Supplemental Response accordingly. Please see page F-8 in the Supplemental Response.

2.

We note that you present a $38.8 million pro forma increase in cash equivalents as adjustment (a). Please expand the corresponding note to your pro forma financial statements to quantify and distinguish between the cash and non-cash items discussed to more clearly indicate the composition of this adjustment.

RESPONSE: We have revised the Supplemental Response to clarify that the pro forma increase in cash equivalents is composed entirely of cash. Please see pages F-4 and F-8 in the Supplemental Response.

3.

Given your disclosures on pages 59 and 62, indicating borrowings under your credit facility have increased to $185 million subsequent to year-end, please expand your pro forma disclosures to describe any material effects associated with this change and any other changes that are not currently reflected in the pro forma presentation.

RESPONSE: We acknowledge the Staff’s comment and have revised the Supplemental Response accordingly. Please see page F-8 in the Supplemental Response.

(d)

4.

We note that you classified the non-controlling interest in Brigham LLC as a component of permanent equity. We also note that the redemption rights of the unit holders outlined on page 16 include the possibility of receiving cash in lieu of Class A common stock in a redemption scenario. Given the organizational chart on page 17, showing that existing owners will have a controlling interest in Brigham Minerals, Inc., and thereby an indirect controlling interest in Brigham Minerals Holdings, LLC, tell us how you have considered their ability to opt for cash redemption via their controlling interests in applying the guidance in FASB ASC 480-10-S99-3A, and classifying the non-controlling interest within permanent equity.

RESPONSE: The Company advises the Staff that it has considered the guidance in FASB ASC 480-10-S99-3A and has concluded that it is appropriate to classify the non-controlling interest within permanent equity. ASC 480-10-S99-3A requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Securities and Exchange Commission

April 3, 2019

We understand that the Staff is of the view that whether an equity investment is redeemable at the option of the holder or upon the occurrence of an event that is solely within the control of the issuer can be complex and that all of the individual facts and circumstances surrounding events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the instrument to be classified in temporary equity.

We are also aware of the Staff’s views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of “Redeemable Preferred Stocks” (“ASR 268”). In particular, we considered the following example provided by the Staff:

Example 2. A preferred security that is not required to be classified as a liability under other applicable GAAP may have a redemption provision that states it may be called by the issuer upon an affirmative vote by a majority of its board of directors. While some might view the decision to call the security as an event that is within the control of the Company because the governance structure of the company is vested with the power to avoid redemption, if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and classification in temporary equity is required. In other words, any provision that requires approval by the board of directors cannot be assumed to be within the control of the issuer. All of the relevant facts and circumstances should be considered.

The Company respectfully advises the Staff that after evaluating the guidance set forth above and based on the specific facts and circumstances applicable to the Company, including the anticipated terms of the limited liability company agreement (“Brigham LLC Agreement”) of Brigham Minerals Holdings, LLC (“Brigham LLC”), the non-controlling interests of Brigham LLC will not redeemable at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. Accordingly, such non-controlling interests are appropriately recorded as permanent equity.

The right to redeem for cash (as opposed to shares of Class A Common Stock) is solely at the election of the Company (or Brigham LLC, which is managed by the Company) as opposed to the holders of units in Brigham LLC (“Brigham LLC Units”). Following completion of this offering, the Company will be managed by the Board of Directors (the “Board”), which will initially consist of eight directors and is expected to be increased to nine directors shortly after the offering to meet the Audit Committee requirements of the New York Stock Exchange and applicable securities laws. Of our current eight directors, two meet the independence requirements to serve on an Audit Committee under both the exchange requirements and the requirements of Section 10A-3 of the Securities Exchange Act of 1934 (each, an “Independent Director” and collectively, the “Independent Directors”). Likewise, we anticipate that our ninth director will also be an Independent Director.

Securities and Exchange Commission

April 3, 2019

Under the terms of the Brigham LLC agreement, any cash redemption of the Brigham LLC Units will require the approval of at least two of our Independent Directors. Accordingly, the holders of Brigham LLC Units will not hold the power to effect a redemption of their units for cash whether directly or through representation on the Board. Rather, that power will be held by the Independent Directors of the Company who have fiduciary duties to act in the best interests of all of the Company’s stockholders. As discussed in the Registration Statement, we would expect that any such decision by the Independent Directors will be based on facts in existence at the time of the decision, which we expect could include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity to acquire the Brigham LLC Units and alternative uses for such cash.

We intend to revise the Registration Statement to clarify that any such decision to approve a cash redemption will be subject to the approval of our Independent Directors. Please see pages 16, 24, 128, 132 and 136 of the Supplemental Response.

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Securities and Exchange Commission

April 3, 2019

For any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

BRIGHAM MINERALS, INC.

By:	/s/ Robert M. Roosa
Name:	Robert M. Roosa
Title:	Chief Executive Officer

Enclosures

cc:	Blake Williams, Brigham Minerals, Inc.
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Thomas G. Zentner, Vinson & Elkins L.L.P.